FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Schipper Lionel H.	2. Date of Event Requiring Statement Month/Day/Year 01/07/2002	4. Issuer Name and Ticker or Trading Symbol Moore Corporation Limited (MCL)
(Last) (First) (Middle) c/o Moore Corporation Limited One Canterbury Green, 6th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer Other (give title below) (specify below)	6. If Amendment, Date of Original (Month/Day/Year) 01/07/2002(1)
(Street) Stamford, CT 06901			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Shares	3,812	D
Common Shares	25,000	I	By Fallbrook Holdings Corporation
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option - 2001 LTIP - Common Shares (right to buy)			Common	5,000		D
Explanation of Responses: (1) Amending Form 3 to include stock option not originally reported.
By: /s/ Jennifer O. Estabrook By Limited Power of Attorney **Signature of Reporting Person	February 13, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

 LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY is given this 6th day of February, 2003 by Lionel H. Schipper ("Grantor") to Jennifer O. Estabrook ("Grantee").

The Grantor hereby constitutes and appoints the Grantee as the
Grantor's true and lawful attorney-in-fact and agent and hereby authorizes and empowers the Grantee, in the name and on behalf of the Grantor, to take the following actions from time to time:
     1. To act on behalf of the Grantor with respect to any and all matters relating to the filing of reports pursuant to Section
        16 of the Securities Exchange Act of 1934 (the "Act"), all in
        accordance with the provisions of the Act and any regulations, policies, procedures, forms, rules, orders or notices
        thereunder.

     2. To act on behalf of the Grantor with respect to any and all matters relating to the filing of reports of transfer of
        securities by insiders, as such term is defined in the Canada
        Business Corporations Act (the "CBCA"), all in accordance with the provisions of the Act and any regulations, policies,
        procedures, forms, rules, orders or notices thereunder.

     3. To execute and deliver any documentation and take any further actions as may be required to accomplish any of the foregoing.

This Limited Power of Attorney shall continue in full force and effect from June 3, 2002 until revoked by the Grantor.

        By: /s/ Lionel H. Schipper
     Name:  Lionel H. Schipper

SIGNED, SEALED & DELIVERED                      SIGNED, SEALED & DELIVERED
In the presence of:           In the presence of:
/s/ Jennifer O. Estabrook   /s/ Richard T. Sansone
Witness      Witness
Print Name:  Jennifer O. Estabrook  Print Name:  Richard T. Sansone